PTC Therapeutics, Inc. 500 Warren Corporate Center Drive Warren, NJ 07059 www.ptcbio.com

September 18, 2025

Ms. Christine Torney

Ms. Vanessa Robertson

Mr. Daniel Crawford

Mr. Chris Edwards

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	PTC Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 Filed February 27, 2025 File No. 001-35969

Dear Ms. Torney, Ms. Robertson, Mr. Crawford and Mr. Edwards:

This letter is submitted on behalf of PTC Therapeutics, Inc. (the “Company” or “PTC”) in response to written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 21, 2025 with respect to PTC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Commission on February 27, 2025 (the “2024 Form 10-K”). The Staff’s comments are reproduced below and the Company’s corresponding responses follow accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 1. Business

Our Collaboration License Agreements and Funding Arrangements

National Taiwan University, page 24

1.	Please revise in subsequent filings to disclose the sales royalty percentage to a range within 10 percentage points pursuant to the NTU Licensing Agreement.

Response: The Company confirms that in subsequent filings it will disclose the sales royalty percentage to a range within 10 percentage points pursuant to the NTU Licensing Agreement.

The following paragraph, with an updated narrative for the fiscal year ended December 31, 2024, reflects how PTC plans to enhance its disclosures in its subsequent filings:

Funding Obligations.  NTU received a lump sum of $100,000 upon execution of the NTU Licensing Agreement, as well as $2.0 million milestones payments based on the achievement of certain clinical and regulatory milestones, including $1.2 million that became due and payable in July 2022 upon the EC’s approval of Upstaza for the treatment of AADC deficiency. Additionally, NTU will be entitled to receive contingent payments from us based on (i) annual license maintenance fees, (ii) a low double-digit percentage royalty of annual net sales between 10% and 15% of Licensed Products, and (iii) a percentage of sublicense revenue, ranging from low-twenties to mid-twenties. The annual license maintenance fees are non-refundable, but creditable against annual net sales payments.

Shiratori, page 26

2.	Please revise future filings to disclose the total aggregate amount of milestone payments made to date and maybe be paid in the future pursuant to the Shiratori License Agreement.

Response: The Company notes that the aggregate amount obligated to Shiratori for regulatory and development milestones is approximately $1.0 million and considered immaterial to the Company. The Company confirms that in its future filings, it will disclose it as such.

The following paragraph, with an updated narrative for the fiscal year ended December 31, 2024, reflects how PTC plans to enhance its disclosures in its future filings:

Payments and Contingent Payments. Under the Shiratori License Agreement, we are obligated to pay to Shiratori a low single digit percentage of annual net sales of the Sepiapterin Products in each country in the Sepiapterin Territory until the expiration of the last-to-expire Licensed Patent controlled by Shiratori covering the relevant country followed by an obligation to pay a reduced royalty rate for a specified period of time thereafter. We are also obligated to pay Shiratori certain regulatory and development milestones that are of an immaterial amount.

Intellectual Property

Patents and trade secrets, page 28

3.

We note your disclosure on page 29 that composition of matter patents related to ataluren expired in 2024 and its patents related to therapeutic methods are set to expire in 2026 and 2027. We also note your disclosure on page 30 that patents related to vatiquinone will begin expiring in 2026. In future filings, please expand your risk factor disclosure to discuss specific risks that may result based on ataluren and vatiquinone’s imminent patent expiration.

Response: The Company confirms that in future filings it will expand its risk factor disclosure to discuss specific risks that may result based on ataluren and vatiquinone’s imminent patent expiration.

The following risk factor, with an updated narrative for the fiscal year ended December 31, 2024, reflects how PTC plans to enhance its disclosures in its future filings:

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, and at such times as our patent protection expires, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection or other intellectual property rights with respect to our proprietary technology and products. One primary way that we seek to protect our proprietary position is by filing patent applications in the United States and in certain ex-U.S. jurisdictions related to our proprietary technology and products. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications. It is also possible that we will fail to file a patent application on patentable aspects of our research and development. Moreover, if we license technology or product candidates from third parties, these license agreements may not permit us to control the filing and prosecution of patent applications, or to maintain or enforce the patents. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents at all. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the commercial value of our patent rights is highly uncertain. Our pending and future patent applications may not result in patents being issued which prevent others from commercializing competitive technologies and products. Changes in patent laws or their interpretation in the United States and other countries may diminish the value of our patents.

The laws of ex-U.S. countries may not protect our rights to the same extent as the laws of the United States. For example, patent law in many countries restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, we may not pursue or obtain or be able to pursue or obtain patent protection in all major markets. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. In addition, the Leahy-Smith America Invents Act of 2011, or the Act, which reformed certain patent laws in the U.S., may create additional uncertainty. The significant changes engendered by the Act include switching from a “first-to-invent” system to a “first-to-file” system, and the implementation of new procedures that permit competitors to challenge our patents in the USPTO after grant, including inter partes review and post grant review.

Moreover, we may be subject to a third-party prior art submissions in a patent office, or may become involved in patent office proceedings, including oppositions, derivation proceedings, reexamination, inter partes review, post grant review, interference proceedings, or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection or prevent competitors from competing with us. Our competitors may be able to circumvent our owned or licensed patents by developing alternative technologies or products in a non-infringing manner. Other companies may also attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to prevent such circumvention. Legal and regulatory developments in the European Union, or EU, and elsewhere may also result in clinical trial data and other information, that would ordinarily be treated as trade secret, submitted as part of a marketing authorization application becoming publicly available. The EMA Policy on publication of clinical data and other such information, as well as the current application of EU freedom of information regulations, could impact our proprietary information (comprising both clinical and non-clinical data and other information) that would normally be maintained by a regulatory body as commercially confidential. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data or other information to obtain marketing authorizations in the EU and in other jurisdictions where we have not been able to obtain any intellectual property or regulatory protection, resulting in loss of market share. Such developments may also require us to allocate significant resources or engage in litigation to prevent other companies from circumventing or violating our intellectual property rights. Our attempts to prevent third parties from circumventing or violating our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions to maintain our patents.

For example, during 2015, we were notified by the EMA that it had received from another pharmaceutical company a request under Regulation (EC) No 1049/2001 seeking access to aspects of our marketing authorization for Translarna for the treatment of nmDMD. Following the decision of the EMA to release such documentation with only minimal redactions we initiated litigation before the General Court of the EU to prevent disclosure of this information. In the first quarter of 2018, the Court ruled in favor of the EMA, allowing the EMA to release the documentation. We appealed the General Court’s decision to the Court of Justice of the EU, or CJEU, but the CJEU dismissed our appeal in January 2020 and released the information to the requester.

All patents have expiration dates and, to the extent that we are able to obtain and maintain patents, such patents will only provide protection to us until they expire. Certain of our patents have expired and we have additional patents that will expire over the next three years. For ataluren, the issued U.S. patents relating to composition of matter expired in 2024 and issued U.S. patents relating to therapeutic methods of use, drug substance and drug product are currently scheduled to expire in 2027, including patent term adjustment. Granted European patents drawn to composition of matter of ataluren expired in 2024; patents covering dosage regimens of ataluren will expire in 2026 and patents covering the drug substance will expire in 2027; and patents drawn to the manufacturing process for ataluren will expire in 2027. For vatiquinone, granted European patents drawn to composition of matter and to methods of use will expire in 2026. As a result of the expiration of our composition of matter patents for ataluren, other companies are, subject to our other patents, no longer restricted in their ability to develop products utilizing the expired patented subject matter in the applicable jurisdictions, which could include products that compete with ataluren. Similarly, upon the impending expiration of our other patents for ataluren and vatiquinone described above, other companies will no longer be restricted in their ability to utilize the expired patented subject matter to develop competing therapies in the applicable jurisdictions.

An issued patent may be challenged, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial operations overview
Research and development expense, page 122

4.

You disclose that you track expenses related to your clinical programs and certain preclinical programs on a per project basis. Please provide revised disclosure to be included in future filings to break out the ‘Development’ line item by program.

Response: The Company confirms that in future filings it will expand our disclosure to break out the ‘Development’ line item by program.

The following table, with updated disclosure for the fiscal year ended December 31, 2024, reflect how PTC plans to enhance its disclosures in its future filings:

The following table provides research and development expense for our most advanced principal product development programs, for the years ended December 31, 2024, 2023, and 2022.

	Year ended
	December 31,
	2024	2023	2022
	(in thousands)
Global DMD	$27,758	$45,387	$50,020
Gene therapy	17,339	42,114	66,199
Sepiapterin	96,043	94,031	80,989
Splicing platform	25,225	22,576	21,122
Inflammation & Ferroptosis platform	49,277	52,154	59,552
Other development programs	3,952	24,873	26,234
Total Development	219,594	281,134	304,116
Research	63,375	99,286	115,159
Milestones	65,000	30,000	—
Payroll, benefits & share-based compensation expense	147,052	205,359	188,751
Facilities and other indirect costs	39,459	50,783	43,470
Total research and development	$534,480	$666,563	$651,496

* * *

Thank you for your consideration of our response to your comments. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (908) 912-9848.

Sincerely,

PTC Therapeutics, Inc.

/s/ Pierre Gravier
Pierre Gravier
Chief Financial Officer